# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nex Neo Tech Inc., CIK 0002091438
CUSIP: 65290J100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: KROLEWSKA 65A, KRAKOW, Poland (R9), 30-081
Date of event which requires filing of this statement: 07/17/2026
Filed by CIK 0002146462
Persons authorized to receive notices and communications: Dzieszuta Katarzyna, Krolewska 65a, Krakow, Poland (R9), 30-081, 14432781647

## Reporting persons
- Dzieszuta Katarzyna (CIK 0002146462): type of reporting person: individual (IN); citizenship or place of organization: Poland (R9); source of funds: personal funds (PF); sole voting power 2,400,000; shared voting power 0; sole dispositive power 2,400,000; shared dispositive power 0; aggregate amount beneficially owned 2,400,000 (54.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nex Neo Tech Inc.
Address of issuer's principal executive offices: KROLEWSKA 65A, KRAKOW, Poland (R9), 30-081
Comment: This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Nex Neo Tech Inc., a Wyoming corporation (the "Issuer"). The principal executive offices of the Issuer are located at Krolewska 65a, Krakow, Poland, 30-081.

## Item 2. Identity and Background
Name of person filing: Katarzyna Dzieszuta
Residence or business address: Krolewska 65a, Krakow, Poland, 30-081
Present principal occupation or employment: Present principal occupation: President, Treasurer, Secretary and Director of Nex Neo Tech Inc.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Citizenship: Poland

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 17, 2026, the Reporting Person acquired 2,400,000 shares of Common Stock from Anastasiia Reish, the Issuer's former officer, director and majority shareholder, pursuant to a Stock Purchase Agreement dated July 17, 2026 (the "Stock Purchase Agreement"), for an aggregate purchase price of $9,600, or approximately $0.004 per share. The source of funds used to acquire the shares was the Reporting Person's personal funds.
The acquisition of the shares was a private transaction between the Reporting Person and Anastasiia Reish and was not conducted through any exchange or public market. The Issuer was not a party to the Stock Purchase Agreement and received no proceeds from the transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
As a result of the acquisition, effective July 17, 2026, the Reporting Person became the beneficial owner of 2,400,000 shares of Common Stock of the Issuer.
Upon the resignation of Anastasiia Reish from all of her positions with the Issuer effective July 17, 2026, the Reporting Person was appointed as President, Treasurer, and Secretary of the Issuer.
Additionally, on July 17, 2026, the Issuer entered into an Assignment Agreement (the "Assignment Agreement") by and among Anastasiia Reish (as assignor), the Reporting Person (as assignee), and the Issuer, pursuant to which the Reporting Person personally paid Anastasiia Reish the sum of $122,319.94, representing the full outstanding principal balance of a loan previously made by Anastasiia Reish to the Issuer. As a result, Anastasiia Reish was fully satisfied and released the Issuer from all obligations under the loan. Simultaneously, Anastasiia Reish assigned all of her rights as lender to the Reporting Person, and the Issuer acknowledged the Reporting Person as its sole creditor with respect to the loan. The Assignment Agreement was a separate transaction and was not connected to or conditioned upon the Stock Purchase Agreement.
Other than as described above, the Reporting Person has no present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except that the Reporting Person reserves the right to change her plans at any time, as she deems appropriate, including acquiring additional securities of the Issuer or disposing of securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of shares of Common Stock beneficially owned by the Reporting Person. The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 4,400,000 shares of Common Stock outstanding as of July 15, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended May 31, 2026, filed with the Securities and Exchange Commission (the "SEC") on July 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The only transaction in the Common Stock effected by the Reporting Person during the past sixty days is the acquisition described in Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than the Stock Purchase Agreement and the Assignment Agreement described in Items 3 and 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Dzieszuta Katarzyna: Dzieszuta Katarzyna, Dzieszuta Katarzyna (07/24/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.